SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of: AMEREN CORPORATION UNION ELECTRIC DEVELOPMENT CORPORATION CIPSCO INVESTMENT COMPANY CILCORP INVESTMENT MANAGEMENT File No. 70-9965	SEMI-ANNUAL CERTIFICATE PURSUANT TO RULE 24 UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
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Ameren Corporation (“Ameren”), a registered holding company, and its subsidiaries named above, hereby file this certificate pursuant to Rule 24 reporting on transactions authorized by the Commission by order dated June 4, 2002 (Holding Co. Act Release No. 35-27536). This certificate is filed with respect to transactions consummated during the period commencing January 1, 2005 and ending June 30, 2005.

File No. 70-9965:

a.	The consolidated balance sheet and twelve-month statement of income as of the end of the six-month period.

To be filed confidentially as Exhibits A, B and C under Rule 104.

b.
The amount of revenues and any form of compensation received during each six-month period ending June 30 or December 31 as applicable, from any and all Tax Credit Projects directly or indirectly owned.

Other than the annual tax credits and operating losses which lower the amount of paid taxes, neither Union Electric Development Corporation (“UEDC”), CIPSCO Investment Company (“CIC”) or CILCORP Investment Management (“CIM”) received any additional compensation from these tax credit investments.

c.	The name of each new Tax Credit Project company in which an investment was made during the six-month period and upon staff request a copy of the applicable operating agreement.

Union Electric Development Corporation committed $1,500,000 to the 2005 SLEF Fund in January 2005. In addition, CIPSCO Investment Company subscribed to a $1,500,000 commitment to the 2005 IEF Fund on April 13. 2005.

d.	The amounts of investment made during each six-month period in the Tax Credit Projects and cumulative comparisons of the $125 million authorized in this order.

Refer to attached Exhibit D.

e.	The cumulative number of any and all Tax Credit Projects, and any other investment position in any form of non-utility assets at the end of each six-month period.

Refer to Exhibit D for the tax credit summary and the statement of assets shown in Exhibits A, B and C.

The undersigned registered holding company has duly caused this semi-annual report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Ameren Corporation

Date: August 12, 2005	By:	/s/ Lee R. Nickloy
Lee R. Nickloy
Assistant Treasurer

Ameren - Equity Tax Credit Investment Summary					Exhibit D

Union Electric Development Corporation (UEDC)
Equity Invested as of
			12/31/2004	06/30/2005
St. Louis Equity Fund: St. Louis, MO
	1988 LP		$ 512,047	$ 512,047
	1990 LP		$ 484,325	$ 484,326
	1991 LP		$ 498,931	$ 498,931
	1992 LP		$ 513,500	$ 513,500
	1993 LP		$ 489,812	$ 489,812
	1994 LP		$ 491,028	$ 491,028
	1995 LLC		$ 493,400	$ 493,401
	1996 LLC		$ 591,550	$ 591,550
	1997 LLC		$ 592,532	$ 592,532
	1998 LLC		$ 586,294	$ 592,960
	1999 LLC		$ 799,341	$ 981,484
	2000 LLC		$ 669,709	$ 829,658
	2001 LLC		$ 538,951	$ 689,395
	2002 LLC		$ 341,359	$ 504,113
	2003 LLC		$ 545,227	$ 946,869
	2004 LLC		$ 106,686	$ 310,052
	2005 LLC		Refer to Note 1
Housing Missouri, Inc: St. Louis, MO
	1996 LLC		$ 286,956	$ 286,956
	1997 LLC		$ 286,464	$ 286,464
	1998 LLC		$ 286,453	$ 286,453
	Total UEDC:		$ 9,114,565	$ 10,381,531

CIPSCO Investment Company (CIC)
Illinois Equity Fund: Springfield, Illinois
	1992 LP		$ 500,000	$ 500,000
	1994 LP		$ 1,000,000	$ 1,000,000
	1996 LP		$ 1,000,000	$ 1,000,000
	1998 LP		$ 592,000	$ 746,962
	2000 LP		$ 114,016	$ 142,879
	2002 LP		$ 54,662	$ 111,524
	2003 LLC		$ -	$ 916
	2004 LLC			$ 12,805
	2005 LLC		Refer to Note 2
St. Louis Equity Fund: St. Louis, Missouri
	1999 LLC		$ 399,670	$ 490,742
	2000 LLC		$ 334,853	$ 414,827
	2001 LLC		$ 269,476	$ 344,698
	2002 LLC		$ 170,679	$ 252,056
	Total CIC:		$ 4,435,356	$ 5,017,410

CILCORP Investment Management (CIM) (Note 3)
(This is provided for informational purposes only)
Illinois Equity Fund: Springfield, Illinois
	1992 LP		$ 250,000	$ 250,000
	1994 LP		$ 250,000	$ 250,000
	1996 LP		$ 250,000	$ 250,000
	1998 LP		$ 295,998	$ 373,479
Midwest Equity Fund:
	Midwest Tax Credit Fund I		$ 1,000,000	$ 1,000,000
	Midwest Tax Credit Fund II		$ 3,000,000	$ 3,000,000
	Banc One		$ 3,882,731	$ 3,882,731
	Sun America 51		$ 7,499,998	$ 7,499,998

	Total CIM:		$ 16,428,727	$ 16,506,208

	Ameren Corporation Total:		$ 29,978,648	$ 31,905,149

Notes
1	On January 4, 2005 UEDC signed a subscription agreement in the amount of $1,500,000 for the SLEF 2005 LLC. As of June 30, 2005 no contributions to the 2005 SLEF fund were paid.
2	On April 13, 2005 CIC signed a subscription agreement in the amount of $1,500,000 for the Illinois Equity Fund 2005 LLC Fund. As of June 30, 2005
no contributions to the 2005 IEF fund were paid.
3	Ameren acquired the tax credit investments held in CILCORP subisidaries in 2003 under Holding Company Act Release No. 27645, January 29, 2003 Ameren
Corporation, et al. No additional tax credit investments have been made in CIM since the date of the order.
	SEC Authorized Amount	$125,000,000	Remaining
Balance
	Commitments prior to SEC Order	$16,600,000	$108,400,000
Subsequent Commitments
	SLEF 2003 (12/19/2002)	$ 1,500,000	$106,900,000
	IEF 2003(6/6/2003)	$ 500,000	$106,400,000
	SLEF 2004 (11/6/2003)	$ 1,500,000	$104,900,000
	IEF 2004 (4/28/2004)	$ 1,000,000	$103,900,000
	SLEF 2005 (1/4/2005)	$ 1,500,000	$102,400,000
	IEF 2005 (4/13/2005)	$ 1,500,000	$100,900,000